Acacia Diversified Holdings, Inc.

13575 58th Street North

Clearwater, FL 33760

(727) 678-4420

August 8, 2019

Via EDGAR

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. John Stickel, Staff Attorney

Re:     Acacia Diversified Holdings, Inc.

Request for Withdrawal of Registration Statement on Form S-1

Filed February 14, 2019

File No. 333-229683

Dear Mr. Stickel:

Pursuant to Securities and Exchange Commission Rule 477, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Acacia Diversified Holdings, Inc., a Texas corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-229683), initially filed with the Commission on February 4, 2019. This application is being made because the Company principals decided not to pursue the equity line financing transaction that was the subject matter of the Registration Statement.

The Company confirms that the Registration Statement has not been declared effective by the Commission; no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein; and, no preliminary prospectus contained in the Registration Statement has been distributed.

The Company also requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the account of the Company.

It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within 15 calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

John Stickel, Esq.

Re: Acacia Diversified.

August 8, 2019

Thank you for your assistance regarding this request. If you have any questions or require any further information, please feel free to contact Clifford J. Hunt, Esquire at (727) 471-0444 of Law Office of Clifford J. Hunt, P.A.

Sincerely,

Acacia Diversified Holdings, Inc.

By:      /s/: Richard K. Pertile

Name:     Richard K. Pertile,

Title:     Chief Executive Officer